April 27, 2012

Via EDGAR

Pamela A. Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Tecogen Inc. (“we” the “Company” or “Tecogen”)
Registration Statement on Form S-1 (the “Form S-1”)
Filed December 22, 2011
File No. 333-178697

Dear Ms. Long:

The purpose of this letter is to respond to your letter of January 18, 2012 regarding the Form S-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Form S-1.

Registration Statement on Form S-1

General

1.	We note that you are proposing to register the resale of up to 35,381,768 shares of your common stock on behalf of certain selling stockholders listed in the registration statement. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling stockholders, we believe this transaction might be a primary offering. Please provide us with your analysis as to why this offering is a secondary offering under Rule 415(a)(1)(i) and not an indirect primary offering for which the selling stockholders should be identified as underwriters. In your analysis, you may wish to address the following factors: how long the selling stockholders have held the securities, the circumstances under which they received them, their relationship to the registrant, the amount of securities involved, whether they are in the business of underwriting securities, and finally, whether under all the circumstances it John N. Hatsopoulos appears that they are acting as a conduit for the Company. Please refer to Question 612.09 of the Division’s Compliance & Disclosure Interpretations for Securities Act Rules.

We do not believe that the Company is engaged in a primary offering of securities based on the financing history and other circumstances relating to the Company.

Full details about the financing history of the Company are set forth in tabular form below attached as Exhibit A. Briefly, the Company or its predecessors was established in the early 1960s. Certain of the shareholders purchased the Company from their former employer, Thermo Electron Corporation (which is now Thermo Fisher Scientific Inc.) in 2000. Since the acquisition date, the Company has engaged in various financings, all to accredited investors known personally by the Company’s management. None of the non-affiliates who hold only unrestricted stock are named as selling stockholders. The selling stockholders consist of: (i) non-affiliated purchasers who purchased the Company’s equity within the last year, and so are still subject to certain provisions of Rule 144, (ii) several executive officers and directors who own a small number of shares; and (iii) two affiliates of the Company, namely John N. Hatsopoulos and his brother, George N. Hatsopoulos who were the founders of the Company in 2000.

Tecogen Inc.

45 First Avenue

Waltham, MA 02451

781-466-6400 • 781-466-6466 (fax)

www.tecogen.com

Securities and Exchange Commission April 27, 2012 Page 2

Non-Affiliates. The non-affiliates who purchased shares within the last year did not have any registration rights, and because they were unable to sell shares without restriction for a year, we do not see how they can be considered conduits for the Company, making this offering a primary offering. The purpose of the registration statement is to put all shareholders on a “level playing field” with those shareholders who are able to sell on an unrestricted basis. In addition, the availability of those shares for sale will provide additional depth for the trading market for the Company’s shares that the Company hopes to establish.

The only issuances by the Company of equity securities, other than in connection with its founding over 10 years ago, were several customary private placements since inception in the ordinary course of business, and the Company is voluntarily seeking liquidity for its shareholders, many of whom have been involved with the Company for many years. A significant majority of the shares held by affiliates, founders George N. and John N. Hatsopoulos have been held for nearly twelve years. The most recent purchase by affiliates was by George N. Hatsopoulos on September 24, 2011 in a Section 3(a)(9) exchange, whereby he requested that accrued interest on the convertible debenture issued on September 24, 2001, in the amount of $12,948, be converted into the Company’s common stock at $0.50 per share (which was the average price of the Company’s stock from September 24, 2001 to September 24, 2011). We emphasize that at the time of the private placements, not only was the Company private, but there was no trading market for the Company’s shares and there was no contractual commitment to register the privately placed shares or plan to create a trading market. Under those circumstances, it is difficult to see how the purchasers were purchasing with a view to distribution. We respectfully submit that on these facts our registration is in no way a primary offering of securities.

Affiliates. The issue relating to affiliates is more complex. Although the general consensus is that all executive officers and directors are affiliates, we believe in our circumstances that the only affiliates of the Company are John N. Hatsopoulos and possibly George N. Hatsopoulos. John N. Hatsopoulos was responsible for the original acquisition, has continuously been the Company’s chief executive officer since then, and beneficially owns 27.4% of the Company’s common stock. Although George N. Hatsopoulos owns a significant amount of shares and is a member of the Company’s board of directors, he is in ill health and, under no reasonable meaning of the word, does George N. Hatsopoulos control the Company.

We fully understand the SEC’s policy underlying its comment about a public offering. We understand that this policy is based on the SEC’s view of the need for investor protection in reverse mergers and similar transactions where affiliates attempt to sell securities to a public that has not had enough time to analyze the newly public information about the Company. We also understand the necessity of investor protection in our circumstances – that affiliates should not be able to sell securities until public information has been available for a sufficient period of time. If it would satisfy the staff’s concerns, John N. and George N. Hatsopoulos would be willing to sign a lock-up agreement with the Company not to sell any securities under the prospectus for a reasonably period of time after effectiveness (we suggest 90 days). We would disclose this arrangement on the cover of the prospectus, and the Company would agree not to waive it other than in the cases of death or disability. We would appreciate an opportunity to discuss this proposal directly with the staff.

At the end of this response letter we have presented in tabular form a list of each selling shareholder of the Company, showing separately for each shareholder each transaction in which that shareholder acquired Company securities; the number of shares registered on behalf of that shareholder on the S-1; and, in notes, any relationship of that shareholder to the Company or with another shareholder and any broker-dealer affiliations of the selling shareholders (see Exhibit A).

Securities and Exchange Commission April 27, 2012 Page 3

Prospectus Cover Page

2.	We note your statement that the selling stockholders do not include any of your directors, officers or 10% holders and the prospectus may not be used by any such person or entity. Given that John N. Hatsopoulos and George N. Hatsopoulos are selling stockholders, please delete this statement.

We have revised our disclosure as requested and removed this statement.

Table of Contents

3.	Please remove the last sentence of the third paragraph on the prospectus cover page and the last two sentences of the first paragraph under the table of contents. These statements may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. See Securities Act Rule 159.

We have revised our disclosure as requested and removed those statements.

Prospectus Summary, page 1

4.	Please ensure that your summary is balanced. Please disclose up front that you have incurred operating losses for your prior fiscal years, including quantifying the number of years that you have had such losses, and that you expect you will continue to incur such losses.

We have revised our disclosure as requested to disclose that we have incurred operating losses for our prior fiscal years, including quantifying the number of years that we have had such losses, and that we expect that we will continue to incur such losses.

5.	We note certain statements regarding the benefits of your CHP products, including that such products decrease greenhouse gas emissions and that you have a proven track record of reliability in commercial CHP systems. Please provide additional disclosure supporting such statements, including how your products reduce greenhouse gas emissions (or, if, alternatively, these systems have lower emissions than other competing products) and examples of your proven track record.

We have revised our disclosure as requested to include a detailed description that supports the statements we make in the Prospectus Summary page. That description can be found in the Business, Tecogen’s Solution section on page 27 and in the Business, Ultra Low-Emissions Technology section on page 32. In those sections we describe the reliability of our CHP systems and that the reliability surpasses typical power plants. We also disclose that the Ultra low-emissions technology was developed in 2010 as part of a funded research effort sponsored by the California Energy Commission and Southern California Gas Company.

6.	We note your disclosure on page 10 that your internal controls over financial reporting were not effective as of September 30, 2011. Please prominently disclose this in your Summary section.

We have revised our disclosure as requested to disclose in our Summary section that our internal controls over financial reporting were not effective as of December 31, 2011.

7.	We note your disclosure on page 59 that John N. Hatsopoulos, your CEO, spends only approximately 20% of his business time on the affairs of the Company. Please disclose this fact in your Summary section.

We have revised our disclosure as requested to disclose in our Summary section that John N. Hatsopoulos, our CEO, spends only approximately 20% of his business time on the affairs of the Company.

Securities and Exchange Commission April 27, 2012 Page 4

8.	We note that you conduct a notable amount of business and other transactions with certain “affiliated companies,” and that a number of members of management and the Board also have positions with such affiliated companies. Please provide an overview of your relationship with such affiliated companies in your Summary section.

We have revised our disclosure as requested to include the following in our Prospectus Summary section:

“Tecogen has three affiliated companies, namely American DG Energy, EuroSite Power and GlenRose Instruments. These companies are affiliates because several of the major stockholders of those companies, have a significant ownership position in the Company. American DG Energy, EuroSite Power and GlenRose Instruments do not own any shares of the Company, and the Company does not own any shares of American DG Energy, EuroSite Power or GlenRose Instruments. The common stockholders include John N. Hatsopoulos, the Company’s Chief Executive Officer who is the Chairman of GlenRose Instruments, the Chief Executive Officer of American DG Energy and a director of EuroSite Power. Also, Dr. George N. Hatsopoulos, who is John N. Hatsopoulos’ brother, is a director of the Company, is the Chairman of American DG Energy and an investor in GlenRose Instruments. The business of GlenRose Instruments is not related to the business of the Company, American DG Energy and their other corporate affiliates.”

Risk Factors, page 4

General

9.	We note in the introductory paragraph to your risk factors section you state that there may be risks that you do not consider material now but may become material, or there may be risks that you have not yet identified. You must disclose all risks that you believe are material at this time. Delete this language from your introductory paragraph.

We have revised our disclosure as requested to remove this language from the introductory paragraph.

10.	We note that many of your risk factors are currently written as if you are an early stage Company without any significant operating history. For example, we note that you state that you may not be successful in executing your business plan, that you expect competition for your products and services, and that businesses and consumers might not adopt cogeneration solutions as a means for obtaining their power needs. These are just examples. However, we note that your Company has actually been operating since the early 1960’s, and some members of management have been with the Company since the sale of Tecogen in 2000, or prior thereto. Please comprehensively revise your risk factors to ensure that each of them reflects the current state of your business and explains the specific risk as applied to the specific facts and circumstances of your Company.

We note that we are still a very small Company and that a number of our technologies are new and innovative. Hence we believe that the risk factors for the Company in many ways are the same as early stage companies. Nevertheless, we have revised a number of disclosures to address the issues raised by the Staff.

Securities and Exchange Commission April 27, 2012 Page 5

11.	In general, risk factors that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. For example, we note that the following risk factors appear to contain generic disclosure:

•	Our success is dependent upon attracting and retaining highly qualified personnel…,(page 6);
•	We may make acquisitions that could harm our financial performance, (page 9);
•	Our ability to access capital for the repayment of debts . . ., (page 9);
•	Our quarterly operating results are subject to fluctuations . . ., (page 9); and

These are just examples. Please either eliminate these generic risks, or revise them to state the specific material risks that apply to you or to the purchasers in this offering.

We are uncomfortable in removing risk factors that we believe appear in the vast majority of technology Company prospectuses. These risk factors, to a large extent, are common to technology companies and/or small businesses, but are not necessarily common to multiple non-technology businesses or to larger businesses. We note, as applicable, that the risk factors arise as a result of the Company being a small technology company, and we have added disclosure where applicable to more specifically describe the risk as it relates to the Company.

12.	We note that your risk factors often cite a specific risk without providing any examples of how that risk has specifically impacted your business so that investors may have a better understanding of how this risk could impact your future operations and financial condition. We note the following examples:

•	The execution of our growth strategy is dependent upon the continued availability
•	of third-party financing . . ., page 4;
•	We are dependent on third-party suppliers . . ., page 5;
•	Business and consumers might not adopt cogeneration solutions as a means for
•	obtaining their electricity and power needs, page 6;
•	We operate in a highly regulated business environment . . ., page 7;
•	Utility companies or governmental entities could place barriers to our entry into
•	the marketplace . . ., page 7;
•	Commodity market factors impact our costs . . ., page 8;
•	Our products involve a lengthy sales cycle and we may not anticipate sales levels
•	appropriately . . ., page 8;
•	The economic viability of our projects depends on the price spread between fuel
•	and electricity . . ., page 8; and
•	We are exposed to credit risks with respect to some of our customers (page 9).

These are just examples. Please revise accordingly.

Similarly to the last comment, we believe that these risk factors are relevant generally in assessing an investment in a small technology Company. Indeed, these risks may not have specifically impacted the Company but are risks that may well affect our business in the future. We have revised the risk factors to more specifically deal with the risks described in the context of being a small technology Company.

Securities and Exchange Commission April 27, 2012 Page 6

We may be unable to fund our future operating requirements…, page 4

13.	Please revise this risk factor to address whether your current funds are sufficient to fund your operating requirements.

We have revised our disclosure as requested to include the following:

“To the extent that our funds are insufficient to fund our future operating requirements, we would need to raise additional funds, through further public or private equity or debt financings depending upon prevailing market conditions. These financings may not be available, or if available, may be on terms that are not favorable to us and could result in dilution to our stockholders and reduction of the trading price of our stock. The state of worldwide capital markets could also impede our ability to raise additional capital on favorable terms or at all. If adequate capital were not available to us, we likely would be required to significantly curtail our operations or possibly even cease our operations. We believe that our existing resources, including cash and cash equivalents and future cash flows from operations, are sufficient to meet the working capital requirements of our existing business until March 31, 2013. Beyond March 31, 2013, as we continue to grow our business our cash requirements may increase. We may need to raise additional capital through a debt financing or an equity offering to meet our operating and capital needs for future growth.”

We are controlled by a small group of majority stockholders…, page 10

14.	Please reconcile this risk factor with the fact that George and John Hatsopoulos are seeking to sell 100% of their holdings and include a risk factor addressing the potential risks related to these individuals having little or no continuing stake in the Company.

Respectfully, we do not believe that this revision is necessary. There is essentially no risk that John and George Hatsopoulos will sell all of their holdings. First, the market would not support such sales in large volumes. The only circumstance where this could take place would be in a block transaction and the only circumstance where a block transaction is in any way likely to occur is in the event of death or disability. We advise the Staff that the shares of George and John Hatsopoulos are being registered in substantial part for the purposes of tax and estate planning. Tax and estate planning are particularly important for George Hatsopoulos because of his ill health. We note also that John Hatsopoulos is 78 years old. This risk factor is meant to alert the public that he will have reduced influence over the Company because of the concentrated holdings. If, because of death or disability, a significant number of these shares are sold in a block transaction, the risk would continue to apply. Further the Company would be uncomfortable in suggesting that John and George Hatsopoulos would continue to be actively involved in the business, having sold their shares. That circumstance would be hard to imagine.

Selling Security Holders, page 14

15.	Please disclose how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions, the number of shares purchased in each transaction, and the purchase price, if any.

We have revised our disclosure to include the information requested.

Legal Matters, page 21

16.	We note that the disclosure under the heading “Legal Matters” relates to legal proceedings. It is unclear why this disclosure has been included in this section. Please revise to advise who will opine on the validity of the common stock offered pursuant to the registration statement.

We have revised our disclosure as requested to include that the validity of our Common Stock offered under this prospectus will be passed upon by Sullivan & Worcester LLP, Boston, Massachusetts.

Securities and Exchange Commission April 27, 2012 Page 7

Business, page 22

General

17.	We note your disclosure that the Company was formed in the early 1960s, and was then sold to private investors in 2000. However, your disclosure throughout the business section and the prospectus does not, at times, seem consistent with a Company that has been in operation for an extended period of time. Please revise your disclosure to provide investors with a better understanding of the general development of your business, including, for example, how long you have sold your current products and whether there have been any significant changes in the focus of your business since its establishment in the 1960s. Please also disclose whether your Company was known as Tecogen prior to 2000, or was instead a part of Thermo Electron at that time. Please make any corresponding changes to the Summary section as well.

We have revised our disclosure in the Prospectus Summary section and Business section as requested to include the following:

“Tecogen was formed in the early 1960’s as the Research and Development New Business Center of Thermo Electron Corporation, (which is now Thermo Fisher Scientific Inc.). For the next 20 years, this group performed fundamental and applied research in many energy-related fields to develop new technologies. During the late 1970’s, new federal legislation enabled electricity customers to sell power back to their utility. Thermo Electron Corporation saw a fit between the technology and know-how it possessed and the market for cogeneration systems. In 1982, the Research and Development group released its first major product, a 60-kW cogenerator. In the late 1980’s and early 1990’s, air-conditioning and refrigeration products using the same gas engine-driven technology were introduced, beginning with a 150-ton chiller. In 1987, Tecogen was spun out as a separate entity by Thermo Electron Corporation and in 1992 Tecogen became a division of the newly formed Thermo Power Corporation. In 2000, Thermo Power Corporation was dissolved, and Tecogen was sold to private investors including Thermo Electron Corporation’s original founders, Dr. George N. Hatsopoulos and John N. Hatsopoulos.”

18.	We note that your disclosure includes various qualitative and comparative statements and that for certain of these statements, you have provided footnotes citing the sources of such information. Please delete these footnotes and instead indicate in the text of your disclosure both the name and date of the source for the various statements. Finally, please tell us whether you commissioned the report or any part thereof and, if so, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

We respectfully request that we keep certain footnotes in the Business section as they are an integral part of our presentation and make the flow of our business concepts easier to the reader. Where possible, we have transferred substance to the text. We confirm that we have not commissioned any report or any part thereof.

Copies of these sources will be provided to the Commission under separate cover.

19.	Please disclose whether you are attempting to incorporate the information on external web sites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

We are not trying to incorporate information from external websites into the prospectus. In the prospectus we state on the cover page and again on page 25, “The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.” We have revised our disclosure to make clear that the websites of others are not incorporated by reference.

20.	We note that you provide data relating to the efficiency of the electricity industry and the prospective CHP market in various sectors, including an estimate of market potential, but this data is from 2000 and 2004. If you wish to provide this sort of data to investors, please ensure that it takes into account more recent developments. The disclosure should not include data that has since changed or is no longer accurate given developments in the industry in the past decade. Please revise accordingly.

We have revised our disclosure as requested to include recent reports regarding market potential and other related information.

Securities and Exchange Commission April 27, 2012 Page 8

21.	We note your use of industry and product specific jargon throughout this section. For example, you use the terms “UL-certified,” “inverter,” “conventional induction generators,” and “permanent-magnet generator.” Please revise to provide context for these terms so an investor not familiar with your industry can understand such terms.

We have revised our disclosure as requested to include context for these terms as requested.

22.	Please revise your disclosure to include the following:

•	The sources and availability of raw materials, and the names of principal suppliers; and
•	An estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers.

See Item 101(h)(4) of Regulation S-K.

We have revised our disclosure on the Business, Overview section on page 24 as requested to include the following:

“Our principal engine supplier is GM and principal generator suppliers are Danotek Motion Technologies and Marathon Electric. To produce air-conditioning, our engines drive a compressor purchased from J&E Hall International.”

We have revised our disclosure on the Business, Tecogen’s Strategy for Growth section on page 38 as requested to include the following:

“Our efforts to forge partnerships continue to focus on utilities, particularly to promote the InVerde, our most utility-friendly product. The nature of these alliances vary by utility, but could include simplified interconnection, joint marketing, ownership options, peak demand mitigation agreements, and customer services.  We are currently installing a microgrid with SMUD at its headquarters in Sacramento California, where the central plant will incorporate three InVerde modules equipped with our Ultra low-emissions technology. A portion of the expenses for this project are being reimbursed to SMUD through a grant from the California Energy Commission.”

We have revised our disclosure on the Business, Tecogen’s Strategy for Growth section on page 38 as requested to include the following:

“We also continue to leverage our resources with government and industry funding, which has yielded a number of successful developments. These include the Ultra low-emissions technology, which was sponsored by the California Energy Commission and Southern California Gas Company. Currently, we are testing the durability of a new engine technology that we developed with the California Energy Commission’s support.  If tests succeed, the engine could be applied in smaller CHP systems such as a 35-kW InVerde unit and in new, ultra-high-efficiency heating and air-conditioning products. For the years ended December 31, 2011 and 2010, we spent $223,745 and $763,990, respectively, in research and development activities all of which was reimbursed through grants from the California Energy Commission and Consortium for Electric Reliability Technology Solutions.”

Securities and Exchange Commission April 27, 2012 Page 9

23.	Please include a discussion of your dependence on one or a few major customers. We note in particular the disclosure in Note 13 to the financials on page F-36 that you receive a significant portion of your revenues from sales to American DG Energy Inc. See Item101(h)(4)(vi) of Regulation S-K.

We have revised our disclosure on the Business, Overview section on pages 3, 25 and 57 as requested to include the following paragraph:

“Although we may, from time to time, have one or a few customers who may represent more than 10% of our product revenue for a given year, we are not dependent on the recurrence of such revenue from those customers. Our product revenue is such that customers may make a large purchase once and may not likely ever make such a purchase again. Our equipment is built to last 20 or more years; therefore, we do not build our product revenue model depending on recurring transactions from the same customer. Our service revenue may lend itself to recurring revenue from a single customer; however, we currently do not have any service revenue customers who make up more than 10% of our total revenues on an annual basis. American DG Energy has been considered a major customer in certain years as disclosed in the accompanying financial statements, however, we do not consider our business as “dependent” upon its recurrence.”

Industry Background, page 23

24.	Please provide illustrative support and context for certain of the statements that you make in this section. For example, please provide additional disclosure as to how many large industrial plants have adopted CHP technology, and what you mean by “large” when referring to such plants. This is only an example.

We have revised the Business section of our disclosure in its entirety to include additional information about our operations so an investor not familiar with our industry can understand such terms. The above reference has been deleted.

25.	We note the list of reasons why CHP acceptance in the commercial sector is increasing. Please explain why these reasons increase CHP acceptance. For example, you state that CHP systems reduce pollutants more “easily, cheaply and quickly” but it is unclear what other systems you are comparing the CHP systems to in making such a comparison. Please also clarify who you are referring to in your statement regarding the pressure to cut “their” operating costs. Further, it appears that this disclosure should appear under “Tecogen’s solution” as opposed to “Industry Background.”

We have revised the Business section of our disclosure in its entirety to include additional information about our operations so an investor not familiar with our industry can understand such terms. The above reference has been deleted.

26.	We note your reference throughout this section to “grid congestion” and to “rigorous air quality rules.” Please provide a brief overview of the specifics of the air quality rules and grid congestion in the Industry Background section.

The above reference has been deleted, however, further detail can be found under sections Business, Industry Background, and Business, Tecogen’s Strategy for Growth.

Securities and Exchange Commission April 27, 2012 Page 10

Our Products and Services, page 24

27.	Please revise your disclosure to explain the markets for each of your products and, to the extent material to an understanding of your business, please disclose the contribution to your revenues made by each of these products. Please also provide context so that an investor may understand the extent of time that you have sold each of these products and the effect of each of these products on your overall financial condition.

We have provided disclosure on the contribution to our revenues made by each of our products as an answer to comment 81 as requested. We have also included the extent of time that we have sold each of these products as an answer to comment 17.

We have also revised our disclosure on the Business, Our Products and Services, InVerde section on page 30 as requested to include that the InVerde CHP system was developed in 2007 and begun shipping in 2008.

28.	Please revise your disclosure to describe the distribution methods of your products. See Item 101(h)(4)(ii) of Regulation S-K.

We have revised our disclosure on the Business, Our Products and Services section on page 34 as requested to include the following:

“Distribution methods

Our products are sold directly to end-users by our sales team and by established sales agents and representatives. Various agreements are in place with distributors and outside sales representatives, who are compensated by commissions, including three affiliated companies, for certain territories and product lines. For example, we have sales representatives for the chiller market in the New York City/New Jersey territory; however, we do not have a sales representative for our cogeneration products in this territory. Sales sold through our in-house sales team or for those sales that are not covered by a sales representative’s territory, are sold without commission or with a fractional commission amount.

American DG Energy has sales representation rights to our products and services. In New England, American DG Energy has exclusive sales representation rights to our cogeneration products not including chillers. When Tecogen sells its cogeneration products in New England, a commission is paid to American DG Energy. American DG Energy has granted us sales representation rights to its On-Site Utility energy service in California, however, as of the date of this registration statement, this agreement has not materialized into any significant revenues. American DG Energy also has exclusive rights to our Ultra low-emissions technology if it is applied to engines from other CHP manufacturers used for their specific energy projects. In other words, American DG Energy could purchase CHP products from suppliers other than us and license that supplier to incorporate our Ultra low-emissions technology as long as the CHP system is owned and operated American DG Energy.”

29.	We note your statement that you have “recently” developed an advanced technology for controlling engine emissions in conjunction with the California Energy Commission and the Southern California Gas Company. Please disclose what you mean by recently. Please also advise whether, other than with regard to the sale of units to the Sacramento Municipal Utility District in California in mid-2011, you have entered into any agreements relating to the Ultra emission control product, including its sale or development. Please also file any such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

We have revised our disclosure on the Business, Tecogen’s Solution section in the first paragraph on page 29 as requested, to include that the Ultra low-emissions technology was developed in 2010 as part of a funded research effort sponsored by the California Energy Commission and Southern California Gas Company. We have also disclosed that since then we have sold Ultra systems to various customers. We do not believe that any one of these agreements is material and required to be filed as exhibits.

Securities and Exchange Commission April 27, 2012 Page 11

30.	We note that the engine used in your cogeneration modules and chillers is supplied by General Motors. Please disclosure whether you purchase such motors pursuant to a supply agreement with General Motors, or otherwise. Please also file any such supply agreement or similar agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

We have revised our disclosure as requested to include that our engines and certain other parts for our cogeneration and chillers systems are purchased directly from General Motors pursuant to a supply agreement between Tecogen and General Motors. We will file those supply agreements as exhibits to the registration statement, and request confidential treatment for such exhibits.

31.	We note your disclosure on page 25 that your cogeneration products offer many compelling advantages, such as lower cost, better quality control, higher reliability, etc. Please revise your disclosure to specify those products that you are using in comparison. For example, your products have a lower cost than what other products?

We have revised our disclosure on the Business, Our Products and Services, Summary of advantages of our products section on page 34 (2nd bullet point) as requested to include the following:

“Our CHP products are all standard, modular units that come pre-packaged from the factory to simplify installation and grid connection. The systems are supported in the field by a nationwide network of experienced professional staff. Standardized CHP units offer many compelling advantages, including lower cost, better quality control, higher reliability, easier service, integrated emission controls, and complete system warranty and maintenance support, than custom CHP systems.”

Alliances and Partnerships, page 27

32.	We note your list of various partners on page 27. Please disclose the date when each partnership was in effect, and please clearly disclose whether any of these are current partnerships. Please also discuss the significance and nature of each of these partnerships. Further, please file any agreements that you have entered into with any of these partners, to the extent material, as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Our use of the word “partnership” was not meant to mean a separate partnership entity. We have revised our disclosure as requested and changed the title on page 41 to “Alliances” and disclosed the nature of those relationships. We will file any material agreements as exhibits to the registration statement as requested; however we believe that most of those agreements are not material therefore is not required to be filed as exhibits.

33.	Please file a copy of your exclusive licensing agreement with the Wisconsin Alumni Research Foundation as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Wisconsin Alumni Research Foundation licensing agreement provides for a $500 payment to the Foundation every time we sell an InVerde system. We therefore do not believe that the agreement is material and required to be filed as an exhibit.

Securities and Exchange Commission April 27, 2012 Page 12

Competition, page 28

34.	We note your statement that your products compete with other systems based on a “reciprocating engine.” Please explain what a reciprocating engine is in your disclosure.

We have revised our disclosure on the Business, Tecogen’s Strategy for Growth section on page 42 (last paragraph) as requested, to include the following description:

“A reciprocating engine, also often known as a piston engine, is a heat engine that uses one or more reciprocating pistons to convert pressure into a rotating motion.”

35.	Please clearly disclose in this section your competitive position in the market and the methods of competition. Please do not include a general discussion of the competition in the industry unless you believe that the specific disclosure relates to your competitive position. For example, we note your list of companies that manufacture reciprocating engines. However, given that these companies are viewed as suppliers more than competitors, please delete this disclosure. Further, we note that you list several companies that operate in the alternative energy market, but that the products of these companies are not directly competing with your products. Please revise your disclosure accordingly.

We have revised the Business, Competition section of our disclosure on page 41 in its entirety to include additional information about our competition so an investor not familiar with our industry can better understand our competitive landscape.

36.	We note your disclosure that your cogeneration unit sales are subject to “intense direct competition from companies that sell products” that are similar to your products. Given that cogeneration units are your main product, please expand this discussion to disclose your competitive position relating to such units, and the related methods of competition.

We have revised the Business, Competition section of our disclosure on page 41 in its entirety to include additional information about our competition so an investor not familiar with our industry can better understand our competitive landscape. The above reference has been deleted.

37.	We note your reference to the “current low volume of [y]our manufacturing operation” on page 29. Please disclose in the appropriate section of your Business section how your current manufacturing volume compares to your historical manufacturing volume.

We have revised the Business, Competition section of our disclosure on page 41 in its entirety to include additional information about our competition so an investor not familiar with our industry can better understand our competitive landscape. The above reference has been deleted.

Certain Related Party Contracts, page 29

38.	Please clarify exactly what it means that American DG Energy has exclusive sales representation rights to the Tecogen cogeneration products in New England. Does this mean that American DG Energy is the only Company that is permitted to sell such products in New England, aside from you, or does this mean that you are also prohibited from selling your cogeneration products in this region? Please also disclose the significance of the grant by American DG Energy of sales representation rights to the On-Site Utility energy service in California.

We have revised the Certain Related Party Contracts disclosure on page 46 as follows:

“American DG Energy has sales representation rights to our products and services. In New England, American DG Energy has exclusive sales representation rights to our cogeneration products not including chillers. When Tecogen sells its cogeneration products in New England, Tecogen pays a commission to American DG Energy. American DG Energy has granted us sales representation rights to its On-Site Utility energy service in California; however, as of the date of this registration statement, this agreement has not materialized into any significant revenues. American DG Energy also has exclusive rights to our Ultra low-emissions technology if it is applied to engines from other CHP manufacturers used for their specific energy projects. In other words, American DG Energy could purchase CHP products from suppliers other than us and license that supplier to incorporate our Ultra low-emissions technology as long as the CHP system is owned and operated American DG Energy.”

Securities and Exchange Commission April 27, 2012 Page 13

39.	Please file the distribution agreement between Ilios and American DG Energy as an exhibit to the registration statement, or, alternatively, tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

On October 20, 2009, American DG Energy, in the ordinary course of its business, signed a Sales Representative Agreement with Ilios to promote, sell and service the Ilios high-efficiency heating products, such as the high efficiency water heater, in the marketing territory of the New England States, including Connecticut, Rhode Island, Massachusetts, New Hampshire, Vermont, and Maine. The marketing territory also includes all of the nations in the European Union. Since the Ilios high-efficiency heating products are relatively new and the market acceptance is currently unknown, we do not believe that this agreement is material and required to be filed as an exhibit.

The Company and its Affiliates, page 29

40.	Please revise your disclosure to include the identity of the common stockholders, and to disclose the positions that John N. Hatsopoulos and George N. Hatsopoulos hold in Tecogen and in each affiliated Company. Please also disclose the business of each of the affiliated companies.

We have revised The Company and its Affiliates disclosure on page 47 as follows:

“We have three affiliated companies: (a) American DG Energy, a publicly traded Company that distributes, owns and operates on-site energy systems that produce electricity, hot water, heat and cooling in the United States, (b) EuroSite Power, a publicly registered Company that distributes, owns and operates on-site energy systems that produce electricity, hot water, heat and cooling in the United Kingdom and Europe, and (c) GlenRose Instruments, a Company that provides radiological services, operates a radiochemistry laboratory network and provides radiological characterization and analysis, hazardous, radioactive and mixed waste management, facility, environmental, safety, and industrial hygiene health management.

These three companies are affiliates because several of the major stockholders of those companies, have a significant ownership position in the Company. American DG Energy, EuroSite Power and GlenRose Instruments do not own any shares of the Company, and the Company does not own any shares of American DG Energy, EuroSite Power or GlenRose Instruments. The common stockholders include John N. Hatsopoulos, the Company’s Chief Executive Officer who is the Chairman of GlenRose Instruments, the Chief Executive Officer of American DG Energy and a director of EuroSite Power. Also, Dr. George N. Hatsopoulos, who is John N. Hatsopoulos’ brother, is a director of the Company, the Chairman of American DG Energy and an investor in GlenRose Instruments. The business of GlenRose Instruments is not related to the business of the Company, American DG Energy and their other corporate affiliates.”

41.	We note your statement that both American DG Energy and EuroSite Power purchase energy equipment from various suppliers. Please explain the significance of this statement, including whether, and to what extent, these companies purchase energy equipment from you.

We have revised our disclosure as follows:

“We currently own a 62.5% interest in Ilios. American DG Energy and EuroSite Power purchase the majority of their energy equipment from Tecogen. The primary types of equipment used are natural gas engine-driven cogeneration and air conditioning systems provided by Tecogen and ultra-high-efficiency heating products, including a high efficiency water heater from Ilios. Both Tecogen and American DG Energy distribute the Ilios products.”

Securities and Exchange Commission April 27, 2012 Page 14

Government Regulations, page 30

42.	Please revise your disclosure to discuss the effect of both existing and probable government regulation on your business. We note your statement that there do not appear to be any new government regulation that will materially affect the Company, but you must also address the effect of existing government regulations. For example, we note your statement regarding certain “air quality rules” throughout your Business section. See Item 101(h)(4)(ix) of Regulation S-K.

We have revised the Government Regulations section of our disclosure on page 47 in its entirety to include additional information about government regulations so an investor not familiar with our industry can better understand our business.

Employees, page 30

43.	Please update your disclosure to provide the status of your negotiation with the labor union in New Jersey and New York.

We have revised our disclosure as follows:

“As of the date of this prospectus, we employed 56 active full-time employees and four part-time employees. We believe that our relationship with our employees is satisfactory. None of our employees are represented by a collective bargaining agreement; however, a few of our New Jersey and New York City service employees have been in contact with a labor union and we are currently negotiating with this labor union.”

Properties, page 30

44.	Please file the lease for your headquarters in Waltham, Massachusetts as an exhibit to the registration statement.

We will revise our disclosure as requested and file the lease for our headquarters in Waltham, Massachusetts as an exhibit.

Market for Common Equity and Related Stockholder Matters, page 31

Rule 144, page 31

45.	Please revise your discussion to accurately describe the operation of Rule 144 under the Securities Act for the resale of restricted or control securities. For example, you state that a person who has beneficially owned shares of your common stock for at least one year would be entitled to sell a certain amount of shares within any three-month period. Please note that these volume limitations only apply to affiliates. Please also take note of the 2007 amendments to Rule 144, which shortened certain holding periods to six months, in addition to other significant changes to Rule 144. Please also revise your disclosure to state the amount of your common stock that could be sold pursuant to Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Securities and Exchange Commission April 27, 2012 Page 15

We will revise our disclosure as follows:

“Rule 144

In general, pursuant to Rule 144, under the Securities Act, as currently in effect, once we have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including certain periods of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the 3 months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year is entitled to sell the shares without complying with the public information, manner of sale, volume limitation or notice provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to the Exchange Act reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Common Stock then outstanding, which will equal approximately 542,438 shares of our Common Stock estimated as of the date of this prospectus; or

•	The average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale, or if no such notice is required, the date of receipt of the order to execute the transaction by a broker or the execution of the transaction directly with a market maker.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.”

46.	We note your disclosure that under the unlimited resale provisions of Rule 144 no shares of your Common Stock are eligible for resale. Please advise us as to why you believe this is the case.

We will revise our disclosure of Outstanding Common Stock as requested to include the following:

“Under the unlimited resale provisions of Rule 144, there are 15,635,046 shares of our Common Stock eligible for resale under Rule 144 without any additional holding period.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

47.	Commensurate with Commission guidance regarding Management’s Discussion and Analysis, please expand your MD&A “Overview” section to provide context for the remainder of the MD&A discussion. Identify the factors that management focuses on in evaluating the financial condition and operating performance of your business. Please focus the general emphasis of the overview on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates. Please avoid simply repeating information that is included elsewhere in the prospectus. See Item 303 of Regulation S-K and SEC Release 33-8350.

We will revise our disclosure as requested and add the following paragraph following the Overview section in our Management Discussion and Analysis disclosure:

“For the last twelve months, the majority of our revenue was generated from long-term maintenance contracts, or service contracts, which provide us with a somewhat predictable revenue stream, especially during the summer months. We have a slight surge of activity from May through September as our “chiller season” is in full swing. Our service margins are generally predictable as we service hundreds of long-term contracts.

Securities and Exchange Commission April 27, 2012 Page 16

Our product revenue is derived from the sale of the various cogeneration modules, such as the InVerde 100, the CM-75 and the CM-60, and the three chiller models, such as the smaller ST, the larger DT and the RT (roof-top) units. The sales cycle for each product varies widely, whereby it can be as short as a month to as long as a year or more, depending on the number of decision makers in our customer’s facility. Furthermore, since our products and their installation are costly they are considered a major capital improvement and customers may be slow in making their buy decision. Therefore our product revenue can be difficult to predict and the expected margin, which is based on the various models we offer, also varies therefore it is also difficult to forecast.

Our cogeneration and chiller units are built to order and revenue is recognized upon shipment. The time to build a unit depends on its customized configuration and is approximately 12 to 16 weeks, so our work-in-process is an important factor in understanding our financial condition at any given quarter.”

Results of Operations, page 39

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010, page 39

Revenues, page 39

48.	You indicate that the decrease in total revenue was due to a “decrease in product sales in the first quarter of 2011 and due to orders not being booked.” Please expand your disclosure to clarify why there was a decrease in product sales and why orders were not being booked.

We have revised our disclosure to include results of operations for the year ended December 31, 2011 compared to year ended December 31, 2010. We have expanded our disclosure to address your comment.

49.	You indicate that shipments of chiller modules during 2011 accounted for 49.2% of product revenues and that for the same period in 2010 chiller modules accounted for 12.1% of product revenues. Please expand your disclosures to address this apparent material change in your product mix. Your revised disclosures should address changes in revenues related to cogeneration devices.

We have expanded our disclosure to address your comment.

50.	You indicate that your strategy of focusing on the installation business has “worked well in the past as many of the Company’s installed sites became [y]our best performing sites.” Please clarify what you mean by this.

We have revised our disclosure as requested and revised this statement.

Cost of Sales, page 39

51.	You indicate that the higher gross margins attributable to the sale of more chillers that carry a higher margin was offset by an increase in additional payroll costs incurred by Ilios as the Company ramped up research and development of its new product. Please quantify these additional payroll costs.

We have expanded our disclosure to address your comment.

Securities and Exchange Commission April 27, 2012 Page 17

52.	Address how the additional services revenues recognized during the period impacted your cost of goods sold as a percentage of revenues. In this regard we note your disclosure under the Operating Expenses caption that the increase in these expenses was due to the addition of personnel to support the growth of the service and installation operations. Please address the need to classify these personnel costs within cost of sales.

We have expanded our disclosure to address your comment.

53.	Please expand your discussion of contract research and development income to also include the total amount of research and development expenses recognized in each period. This will allow readers to determine whether changes in contract research and development income recognized resulted in an actual change in cost of goods sold from period to period or if it was merely a dollar for dollar offset of the related expenses recognized.

We have expanded our disclosure to address your comment.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 40

Revenues, page 40

54.	You indicate that the 3.9% decrease in revenues was due to an overall decrease in product sales. Please expand your disclosures to clarify the underlying reasons for this decrease.

We have expanded our disclosure to address your comment.

55.	Clarify whether InVerde modules are cogeneration devices or chiller modules and why they represented 73.4% of product revenues in 2010 as compared to only 32.7% of product revenues in 2009. Please also identify the other material products sold and the reasons for changes in their related revenues period to period.

We have revised our disclosure to address your comment.

Cost of Sales, page 40

56.	You indicate that your gross margin remained flat between the two periods because your product sales mix was similar from year to year. This statement seems to be contrary to your discussion of product revenues for the same period which indicates significant changes in sales of InVerde modules. Please revise accordingly.

We have revised our disclosure to address your comment.

Operating Expenses, page 40

57.	We note your statement that your operating expenses decreased in 2010 as compared to 2009 due to a larger percentage of product sales being sold without commission. Please revise your Business section, and elsewhere as appropriate, to discuss your arrangements relating to sales commissions, including who is eligible for sales commissions, on which products you pay such commissions, whether these commissions are paid to your own employees or otherwise, and whether you currently pay such sales commissions.

We have revised the Business, Distribution Methods section of our disclosure on page 34 to include discussion on commissions and commissionable sales.

Securities and Exchange Commission April 27, 2012 Page 18

Liquidity and Capital Resources, page 41

Seasonality, page 41

58.	Given your substantial operating history, please revise your disclosure to state whether there is any seasonality relating to your product sales, as opposed to whether you expect that certain products will be sold during certain times of the year.

We have revised our disclosure as requested as follows:

“We expect that the majority of our heating systems sales will be in the winter and the majority of our chilling systems sales will be in the summer. Our cogeneration and chiller system sales are not generally affected by the seasons, although customer goals will be to have chillers installed and running in the spring. Our service team does experience higher demand in the warmer months when cooling is required. These units are generally shut down in the winter and started up again in the spring. This “busy season” for the service team generally runs from April/May through the end of September.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42

59.	We note that you changed accountants after your 2009 fiscal year. Please revise your filing to provide all of the disclosures required by Item 304 of Regulation S-K.

We have revised our disclosure to include the following:

“On April 13, 2011, Caturano and Company, Inc. (formerly Caturano and Company, P.C.), or Caturano, resigned as the Company’s independent registered public accounting firm as a result of the July 20, 2010, acquisition by McGladrey & Pullen, LLP, or McGladrey, of certain of Caturano’s assets. The Company’s board of directors appointed McGladrey as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010.

Caturano’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2009 and December 31, 2008 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2009 and December 31, 2008 and through the date of Caturano’s resignation, there were no disagreements between the Company and Caturano on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Caturano’s satisfaction, would have caused Caturano to make reference thereto in connection with its audit reports, and no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Prior to the engagement of McGladrey, we did not consult with such firm regarding the application of accounting principles to a specific completed or contemplated transaction, or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with McGladrey regarding the type of audit opinion that might be rendered on our financial statements and no oral or written report was provided by McGladrey.”

Inflation, page 42

60.	Please discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations for the two most recent fiscal years. We note that your current disclosure only states what you expect will be the impact of inflation. See Item 303(a)(3)(iv) of Regulation S-K.

The rise in the general level of prices of goods and services in an economy over a period of time affects all companies in an economy, but does not affect the Company more than others. Therefore, we will remove the disclosure on inflation as it does not have any significant impact on our business.

Securities and Exchange Commission April 27, 2012 Page 19

Quantitative and Qualitative Disclosures About Market Risk, page 42

61.	Because, as a smaller reporting Company, you are not required to provide the disclosure required by Item 305 of Regulation S-K, it is unclear why you have provided disclosure that your exposure to market risk has not changed materially from your exposure at December 31, 2010. Please revise and advise.

We have revised our disclosure to remove the reference on our exposure to market risk.

Management and Governance, page 43

62.	We note your disclosure on page 59 that your CEO spends only approximately 20% of his business time on affairs of the Company. Please provide similar disclosure in this section.

We have revised our disclosure under Management and Governance, as requested, to include the following:

“John N. Hatsopoulos is the Company’s Chief Executive Officer and is also the Chief Executive Officer of American DG Energy and the Chairman of GlenRose Instruments. On average, Mr. Hatsopoulos spends approximately 20% of his business time on the affairs of the Company; however such amount varies widely depending on the needs of the business and is expected to increase as the business of the Company develops.”

63.	Please revise the description of the business experience for each director and executive officer so that it covers their principal occupations and employment during the past five years. For example, the information for Charles T. Maxwell does not provide the dates of his employment. Please provide all information required by Item 401(e) of Regulation SK.

We have revised our disclosure as requested to include that Charles T. Maxwell is currently Senior Analyst with Weeden and Co. of Greenwich, Connecticut since 1999.

64.	Please clarify whether Anthony S. Loumidis is currently the CFO of the Company’s affiliated entities, or whether he previously served in these positions. Please also disclose the dates that he served as CFO of such affiliated entities.

We have revised our disclosure as requested as follows:

“Mr. Loumidis is currently the Chief Financial Officer of the Company’s affiliates, American DG Energy since 2004, EuroSite Power since 2010, and GlenRose Instruments since 2006.”

Board Committees, page 46

65.	We note that you have filed the charters for each of your committees as Exhibits 10.1, 10.2, and 10.3 to the registration statement. Please note that exhibits in this series are reserved for material contracts. Please re-file these exhibits under the 99 series as additional exhibits. See Item 601 of Regulation S-K.

We will revise our disclosure and will renumber our Exhibits, such that our Audit Committee Charter will now be Exhibit No. 99.1, our Compensation Committee Charter will now be Exhibit No. 99.2, and the Nominating and Governance Committee Charter will now be Exhibit No. 99.3.

Securities and Exchange Commission April 27, 2012 Page 20

Director Compensation, page 47

66.	We note your disclosure that each of your directors will receive a fee of $500 per day for service on the Board and on each of the committees. Please clarify whether each director receives this fee for each day of the year that he serves on the Board or committee or only on those days that the Board or committee holds meetings or otherwise conducts business. Please also clarify why your non-employee directors did not receive any cash compensation for serving as directors in 2010 or in 2011.

We have revised our disclosure as follows:

“Each director who is not also one of our employees will receive a fee of $500 per day for service on those days that our Board of Directors and-or each of the Audit, Compensation or Nominating and Governance Committees hold meetings, or otherwise conduct business. Non-employee directors also will be eligible to receive stock or options awards under our 2011 Stock Incentive Plan, as amended, or the Stock Plan. We reimburse all of our non-employee directors for reasonable travel and other expenses incurred in attending Board of Directors and committee meetings. Any director who is also one of our employees receives no additional compensation for serving as a director. Our non-employee directors did not receive any compensation in cash in 2011 or 2010 because prior to filing this registration statement the compensation of directors was only in stock awards.”

We will provide an Outstanding Equity Awards at Fiscal Year-End Table for the outstanding equity awards held by each of your directors.

Executive Officer and Director Compensation, page 48

67.	Please update your disclosure throughout this section to provide information for December 31, 2011, which is your last competed fiscal year. See Item 402(m) – Item 402(r) of Regulation S-K.

We have revised our disclosure to include information for the year ended December 31, 2011.

Summary Compensation Table, page 48

68.	It does not appear that you have disclosed the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, for the option awards. Please revise your disclosure accordingly and provide similar information in your disclosure for December 31, 2011. See Item 402(n)(2)(v-vi) of Regulation S-K.

We have revised our disclosure as requested and annotated the “Option awards ($)” column in our Summary Compensation Table as follows:

The amounts in the “Stock Option Awards” column reflect the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 10 to our financial statements included elsewhere in this registration statement.

Outstanding Equity Awards at Fiscal-Year End, page 50

69.	We note that you have providing an Outstanding Equity Awards at Fiscal Year-End Table for the outstanding equity awards held by each of your directors. Please revise to provide the Director Compensation Table that is required by Item 402(r) of Regulation SK.

We have revised our disclosure to provide an Outstanding Equity Awards at Fiscal Year-End Table for the outstanding equity awards held by each of your directors.

Securities and Exchange Commission April 27, 2012 Page 21

Compensation Committee Interlocks and Insider Participation, page 53

70.	Please advise how the service of John N. Hatsopoulos as the director and CEO of American DG Energy is considered a compensation committee interlock. For example, does Mr. Hatsopoulos serve as a member of the compensation committee of American DG Energy? See Item 407(e)(4)(iii) of Regulation S-K.

The service of John N. Hatsopoulos as the director and CEO of American DG Energy is not considered a compensation committee interlock. We have revised our disclosure and removed that reference.

Certain Relationships and Related Party Transactions, page 58

71.	You provide multiple descriptions of the positions that John N. Hatsopoulos and George N. Hatsopoulos hold in the Company, American DG Energy, EuroSite Power, GlenRose Instruments, and Ilios, but each description does not contain a complete list of the positions held by these individuals. Please provide one complete, concise description listing each of the positions held by these individuals.

We have revised our disclosure as follows:

“The Company has three affiliated companies, namely American DG Energy, EuroSite Power and GlenRose Instruments. These companies are affiliates because several of the major stockholders of those companies, have a significant ownership position in the Company. American DG Energy, EuroSite Power and GlenRose Instruments do not own any shares of the Company, and the Company does not own any shares of American DG Energy, EuroSite Power or GlenRose Instruments. The business of GlenRose Instruments is not related to the business of the Company, American DG Energy and their other corporate affiliates.

American DG Energy, EuroSite Power and GlenRose Instruments are affiliated companies by virtue of common ownership. The common stockholders include:

•	John N. Hatsopoulos, the Company’s Chief Executive Officer who is also: (a) the Chief Executive Officer and a director of American DG Energy and holds 12.1% of the company’s Common Stock, (b) the Chairman of EuroSite Power, (c) a director of Ilios and holds 8.6% of the company’s Common Stock, and (d) the Chairman of GlenRose Instruments and holds 15.7% of the company’s Common Stock.

•	Dr. George N. Hatsopoulos, who is John N. Hatsopoulos’ brother, and is also: (a) a director of American DG Energy and holds 14.7% of the company’s Common Stock, (b) an investor in Ilios and holds 3.4% of the company’s Common Stock and (c) an investor of GlenRose Instruments and holds 15.7% of the company’s Common Stock.”

72.	Please disclose each related person who had or will have a direct or indirect material interest in any of your transactions with your affiliated companies. We note that your disclosure currently includes only John N. Hatsopoulos and George N. Hatsopoulos, but that certain other officers and directors also hold positions at your affiliated companies and therefore may be considered to have a material direct or indirect material interest in the subject transactions. For example, we note that Anthony Loumidis, your Vice President and Treasurer, is also the CFO of American DG Energy, GlenRose Instruments, and EuroSite Power. Please revise accordingly.

We have revised our disclosure and added the following paragraph:

“Additionally, the following related persons had or may have a direct or indirect material interest in our transactions with our affiliated companies:

Securities and Exchange Commission April 27, 2012 Page 22

•	Barry J. Sanders, who is: (a) the President and Chief Operating Officer of American DG Energy, (b) the Chief Executive Officer and a director of EuroSite Power and (c) the Chairman of Ilios.

•	Anthony S. Loumidis, the Company’s Vice President and Treasurer who is: (a) the Chief Financial Officer Secretary and Treasurer of American DG Energy, (b) the Chief Financial Officer Secretary and Treasurer of EuroSite Power, (c) the Chief Financial Officer Secretary and Treasurer of GlenRose Instruments and (d) the Treasurer of Ilios.”

73.	Please provide a complete description of each related party transaction, including all of the information required by Item 404(a) of Regulation S-K, including all information that is material to investors in light of the circumstances of the particular transaction. For example, we note that your disclosure merely states that American DG Energy has sales representation rights to the Company’s products and services in New England, but does not discuss any details relating to the contract, such as the date of the contract or the dollar value of the contract. Please also provide all required disclosure for the Facilities and Support Services Agreement with American DG Energy.

The details of the Facilities and Support Services Agreement with American DG Energy are confidential and we will submit a confidential treatment request for that agreement.

74.	With respect to the disclosure relating to the convertible debentures and the demand note, please provide all of the information required by item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding, the amount outstanding as of the latest practicable date, the amount of principal paid during the period for which disclosure is provided, the amount of interest paid during such period, and the rate or amount of interest payable on the indebtedness. Further, please identify the specific related party as opposed to referring to such related party as “the holder” as you do in certain sections of the disclosure.

We have revised our disclosure to include the following:

“Additional disclosure on the Company’s debt is set forth in Note 7 – Demand notes payable and convertible debentures – related party to our financial statements included in our registration statement.”

75.	We note that you include certain related party transactions in Note 13 to the financial statements that you do not include in your disclosure in this section. For example, we note that you receive revenue from the sales of cogeneration and chiller systems, parts and services to American DG Energy Inc., and that you also pay certain operating expenses, including benefits and insurance, on behalf of American DG Energy Inc. for which you are reimbursed. Please provide all information required by Item 404(a) of Regulation S-K for such transactions, including the amount of revenue from such sales and any amounts due from American DG Energy.

We will revise our Certain Relationships and Related Transactions disclosure as follows:

“American DG Energy has sales representation rights to the Company’s products and services in New England, and the Company has sales representation rights to the American DG Energy On-Site Utility solution in California. Revenue from sales of cogeneration and chiller systems, parts and service to American DG Energy during the years ended December 31, 2011 and 2010 amounted to $713,267 and $1,658,471, respectively.”

We will also revise our Certain Relationships and Related Transactions disclosure as follows:

“The Company subleases portions of its corporate offices and manufacturing facility to sub-tenants, several of which are affiliated companies, under annual sublease agreements. For the years ended December 31, 2011 and 2010, the Company received $185,596 and $196,466, respectively, from American DG Energy, Levitronix LLC and Alexandros Partners LLC. In addition, for the years ended December 31, 2011 and 2010, the Company received from the same affiliated companies, $224,700 and $142,050, respectively, to offset common operating expenses incurred in the administration and maintenance of its corporate office and warehouse facility.”

Securities and Exchange Commission April 27, 2012 Page 23

76.	Please file all agreements relating to the transactions disclosed in this section as exhibits to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

We will file all material related party agreements as requested.

Condensed Consolidated Statements of Cash Flows, page F-5

77.	You indicate that your statement of cash flows begins with Net loss. However, the $786,111 loss you present is actually Net loss attributable to Tecogen, Inc. Please revise your statement of cash flows to begin with consolidated net loss as required by ASC Topic 230-10-45. Please address this comment in your annual financial statements as well.

We have revised our disclosure as requested.

Report of Independent Registered Accounting Firm, page F-19

78.	We note your disclosure on page 21 which indicates that the consolidated financial statements of and for the period ended December 31, 2009 were audited by Caturano and Company, Inc. Please include their audit report.

We have revised our disclosure to present periods ended December 31, 2011 and 2010. The Caturano and Company, Inc. audit report presents the period ended December 31, 2009, therefore, we will not include it in our registration statement.

Consolidated Statements of Shareholders’ Equity, page F-22

79.	We note as disclosed on pages F-24 and F-31 that in May 2009 you invested $8,400 in exchange for 8,400,000 shares of a newly established corporation Ilios you created to develop and distribute a line of ultrahigh-efficiency heating products, including a high efficiency water heater and that such investment gave you controlling financial interest in Ilios. We further note that in May 2009 you sold 1,400,000 shares of Ilios for the extinguishment of $700,000 in demand notes payable, convertible debentures and accrued interest. Finally, we note that in July 2009 Ilios raised $1,400,000 in a private placement. We have the following comments on these transactions.

•	Please address why it was appropriate to recognize the difference between the Company’s purchase price of the Ilios shares and the amount of debt forgiveness as additional paid-in capital. We note that the Company recently created Ilios and the amount invested by the Company may not represent the fair value of Ilios. In this regard, please clarify what assets and/or operations, if any, of the Company were transferred to Ilios.

Ilios was formed on April 20, 2009, and became a wholly owned subsidiary of Tecogen on May 4, 2009, when Tecogen acquired 8,400,000 shares of Ilios common stock, par value $0.001. There were no Tecogen assets and /or operations transferred to Ilios on that date. On May 4, 2009, the Ilios Board of Directors was formed and the management team was appointed, therefore, considerable value was created and the Ilios Board determined that the value of the Ilios common stock had increased to $0.10. The Ilios Board authorized the issuance of 360,000 shares of restricted stock and 300,000 shares of stock options to Ilios directors, employees and consultants with an exercise price of $0.10 per share.

Securities and Exchange Commission April 27, 2012 Page 24

On May 11, 2009, after the Ilios Board reviewed the Ilios business plan that was put together by the new management team and after evaluating the potential of the new high-efficiency water heater and its market potential, it authorized a private placement of Ilios common stock at $0.50 per share.

On May 11, 2009, Tecogen had outstanding notes payable to George N. Hatsopoulos and John N. Hatsopoulos in excess of $700,000. On that date the Tecogen Board of Directors authorized the sale of 1,400,000 shares of Ilios common stock at $0.50 per share (of the 8,400,000 shares of Ilios common stock Tecogen had already owned), to George N. Hatsopoulos and John N. Hatsopoulos in exchange for $700,000 of notes payable to Tecogen. The Company viewed the debt repayment and the sale of Ilios stock as two separate arms-length transactions and appropriately accounted for the sale of the Ilios stock. Based on the fact that the extinguishment was between related parties we considered the transactions was a capital transaction and the amounts were recorded to common stock and additional paid in capital.

On July 24, 2009, Ilios raised $1,352,500 in a private placement transaction of 2,710,000 shares of common stock at a price of $0.50 per share. The private placement was done exclusively by eighteen accredited investors. Such transactions were exempt from registration under Section 4(2) of the Securities Act and/or under Rule 506 of Regulation D.

As required by FASB 470-50-40:

40-1 As indicated in paragraph 470-50-15-4: the general guidance for the extinguishment of liabilities is contained in Subtopic 405-20: and defines transactions that the debtor shall recognize as an extinguishment of a liability.

40-2 A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods. If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.

40-3 In an early extinguishment of debt through exchange for common or preferred stock, the reacquisition price of the extinguished debt shall be determined by the value of the common or preferred stock issued or the value of the debt—whichever is more clearly evident.

The carrying amount of Ilios’ equity prior to the July 2009 private placement was $8,400.

•	Please disclose the number of shares issued by Ilios in its July 2009 private placement and based on the number of shares issued how you determined that the Company owned 63% interest in Ilios as of December 31, 2010 and 2009.

On December 31, 2009, Tecogen held 7,000,000 of Ilios commons stock, George N. Hatsopoulos and John N. Hatsopoulos held 1,400,000 shares of Ilios common stock, and eighteen accredited investors held 2,710,000 shares of Ilios common stock that were issued on the July 2009 private placement transaction. The Ilios total shares issued and outstanding as of December 31, 2009, were 11,110,000 of which Tecogen owned 7,000,000 shares of common stock or 63.0% (not including the unvested restricted stock outstanding). There were no changes in the Ilios equity ownership during the year ended December 31, 2010.

Securities and Exchange Commission April 27, 2012 Page 25

•	Please tell us how you calculated the $117,161 and $208,673 net loss attributable to noncontrolling interest. In this regard, the $208,673 appears to be 37% of your consolidated net loss for 2010.

Our noncontrolling interest calculation for December 31, 2009 was as follows:

2009 Ilios loss = $300,634 x 37% = $111,234 (the initial calculation in which $117,161 was recorded was incorrectly using the unvested restricted stock outstanding as a percentage of noncontrolling interest). The difference was not considered material to the 2009 financial statements.

2010 Ilios loss = $467,324 x 37% = $172,909 (based on an incorrect calculation we recorded $208,673 loss in noncontrolling interest in 2010). However, we made a reclassification of $35,764 in 2011 in the reallocation to noncontrolling interest resulting from the Tecogen purchase of Ilios common stock. The Company does not believe that the reclassification was material to the 2010 financial statements.

•	With reference to the appropriate authoritative literature, please tell us how you determined the amount of net proceeds to be allocated to additional paid-in capital of Tecogen Inc. and noncontrolling interests. Please tell us the carrying amount of Ilios’ equity prior to the private placement.

The authoritative literature used to determine the amount of net proceeds to be allocated to additional paid in capital of Tecogen and noncontrolling interest was FASB Accounting Standards Codification paragraphs 810-10-45-22 through 24 and implementation guidance provided by the following examples in 810-10-55:

55-4D  Subsidiary A has 10,000 shares of common stock outstanding. Of those shares, 9,000 are owned by its parent, Entity ABC, and 1,000 are owned by other shareholders (a noncontrolling interest in Subsidiary A). The carrying amount of Subsidiary A’s equity is $300,000. Of that amount, $270,000 is attributable to Entity ABC, and $30,000 is a noncontrolling interest in Subsidiary A. Subsidiary A issues 2,000 previously unissued shares to a third party for $120,000 in cash, reducing Entity ABCs ownership interest in Subsidiary A from 90 percent to 75 percent (9,000 shares owned by Entity ABC÷ 12,000 issued shares).

55-4E  Even though the percentage of Entity ABC’s ownership interest in Subsidiary A is reduced when Subsidiary A issues shares to the third party, Entity ABC’s investment in Subsidiary A increases to $315,000, calculated as 75 percent of Subsidiary A’s equity of $420,000 ($300,000 + $120,000). Therefore, Entity ABC recognizes a $45,000 increase in its investment in Subsidiary A ($315,000– $270,000) and a corresponding increase in its additional paid-in capital (that is, the additional paid-in capital attributable to Entity ABC). In addition, the noncontrolling interest is increased to $105,000, calculated as 25 percent of $420,000. If the parent is an NFP, the $45,000 increase in additional paid-in capital in this example is recognized instead as an increase in net assets, generally of the unrestricted class. Example 1 (see paragraphs 958-810-55-17 through 55-25) provides additional guidance for NFPs.

A description of equity transactions in 2009 related to the newly formed corporation, Ilios is discussed above, in the first bullet to comment 79. Tecogen owns a controlling interest in Ilios. Following are a list of accounting entries for the related transactions.

On May 4, 2009 Tecogen invested $8,400 in exchange for 8,400,000 ($0.001 par value) shares of a newly established corporation Ilios. The investment gave Tecogen a controlling financial interest in Ilios whose business focus will be on advanced heating systems for commercial and industrial applications.

Securities and Exchange Commission April 27, 2012 Page 26

On May 11, 2009, Tecogen sold 1,400,000 shares of Ilios common stock at $0.50 per share to George N. Hatsopoulos and John N. Hatsopoulos in exchange for the extinguishment of $700,000 in (related party) demand notes payable.

On July 24, 2009 Ilios raised $1,352,500 in a private placement by selling 2,710,000 shares of Ilios stock at $0.50 per share. After that transaction Tecogen owned a 63.0% interest in Ilios.

A summary of the transactions between Tecogen and Ilios in 2009 is as follows:

Shares Outstanding
Date	Tecogen Inc.	%	Noncontrolling	%	Total
May 4, 2009	8,400,000	100.0%	-	0.0%	8,400,000
May 11, 2009	7,000,000	83.3%	1,400,000	16.7%	8,400,000
July 24, 2009	7,000,000	63.0%	4,110,000	37.0%	11,110,000

Share of carrying value of equity
Date	Tecogen Inc.	Noncontrolling	Total
May 11, 2009	$7,000	$1,400	$8,400
July 24, 2009	$857,453	$503,447	$1,360,900

There were no equity transactions in the year ended December 31, 2010, therefore, the ownership percentage remained unchanged. However, the amount originally allocated to additional paid-in capital of Tecogen was $853,735 and the amount originally allocated to noncontrolling interest was $502,665. We do not believe the differences are material to our financial statements.

80.	Please provide the additional disclosures required by ASC 810-10-55-4M.

We will revise our disclosure and add the following to the footnotes to the consolidated financial statements for the years ended December 31, 2011 and 2010, respectively:

As of December 31, 2010 Tecogen owned 63.0% of Ilios. During the year ended December 31, 2011 Tecogen purchased 1,500,000 shares of Ilios common stock at $0.50 per share for an aggregate amount of $750,000 which increased Tecogen’s ownership interest to 67.4%. The table below presents the changes in equity resulting from net loss attributable to Tecogen and transfers to or from noncontrolling interests for the years ended December 31, 2011 and 2010.

Net loss Attributable to Tecogen Inc. and

Transfers (to) from the Noncontrolling Interest

Years ended December 31,

	2011	2010
Net loss attributable to Tecogen Inc.	$(1,574,501)	$(355,308)
Transfers (to) from the noncontrolling interest
Decrease in Tecogen's paid-in capital for purchase of 1,500,000 Ilios common shares	(261,174)

Net transfers to noncontrolling interest	(261,174)	-
Change from net loss attributable to Tecogen Inc. and transfers to noncontrolling interest	$(1,835,675)	$(355,308)

Notes to Audited Consolidated Financial Statements, page F-24

81.	Please include the product line disclosures required by ASC Topic 280-10-50-40.

The Company reports segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of the Company's reportable segments. The Company uses one measurement of profitability and does not disaggregate its business for internal reporting. The Company has determined that it operates in one business segment which manufactures and supports highly efficient CHP products based on engines fueled by natural gas.

Securities and Exchange Commission April 27, 2012 Page 27

The following table summarizes net revenue by product line and services:

	December 31,
	2010	2009
Products:
Cogeneration	$4,977,595	$3,645,413
Chiller	566,010	2,796,756
Total Product Revenue	5,543,605	6,442,169

Services	5,767,624	5,334,072
Total Revenue	$11,311,229	$11,776,241

Recent Sales of Unregistered Securities, page II-3

82.	Please revise the disclosure in this section to include all of the information required by Item 701 of Regulation S-K for each transaction, including, but not limited to, the name(s) of the purchasers, the date of the sale, the title and amount of securities sold, the aggregate offering price and any underwriting discounts or commissions, where applicable, and the aggregate amount of consideration received by you. We note in particular that you often identify the purchasers simply as “accredited investors.” Please name such accredited investors.

We have revised our disclosure of Recent Sales of Unregistered Securities to include all of the information required by Item 701 of Regulation S-K for each transaction

Undertakings, page II-5

83.	Please include the undertaking in Item 512(a)(1)(iii) of Regulation S-K.

We have revised our disclosure to include the undertaking in Item 512(a)(1)(iii) of Regulation S-K.

84.	We note that you have included the undertaking in Item 512(a)(6) of Regulation S-K, which is applicable only to primary offerings. Please delete this undertaking.

We have revised our disclosure and removed the undertaking in Item 512(a)(6) of Regulation S-K.

Exhibit Index

85.	We note that you have not yet filed the legal opinion. Please be advised that we will review your legal opinion and all other remaining exhibits before the registration statement is declared effective, and we may have additional comments.

We will attach as Exhibit 5.1 the opinion of Sullivan & Worcester LLP.

86.	We note that you have incorporated Exhibit 10.6, the Facilities, Support Services and Business Agreement between American DG Energy Inc. and Tecogen Inc., by reference to the Form 10-SB/A filed by American DG Energy Inc. Please note that you must submit your own request for confidential treatment for such exhibit. To the extent that we have comments on your request, we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

We will submit our own request for confidential treatment for the Facilities, Support Services and Business Agreement between American DG Energy and Tecogen.

Securities and Exchange Commission April 27, 2012 Page 28

In connection with responding to your comments, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.

/s/ Bonnie J. Brown

By:	Bonnie J. Brown
Chief Financial Officer

cc:	Mindy Hooker, Staff Accountant
Jeanne Baker, Staff Accountant
Erin Jaskot, Staff Attorney
Craig Slivka, Special Counsel

Securities and Exchange Commission April 27, 2012 Page 29

Exhibit A

	Shares Issued	Date Issued	Share Price	Amount
Founders Round One @ $0.0003 per share
George N. Hatsopoulos	3,900,000	07/24/01	$0.0003	$1,170
John N. Hatsopoulos & Patricia L. Hatsopoulos	2,375,077	07/24/01	$0.0003	$713
John N. Hatsopoulos Family Trust 2007	1,524,923	07/24/01	$0.0003	$457

Restricted Stock Award
Anthony S. Loumidis	30,000	12/10/01	$0.0003	$9

Founders Round Two @ $0.03 per share
George N. Hatsopoulos	1,627,609	11/15/00	$0.030	$48,828
John N. Hatsopoulos & Patricia L. Hatsopoulos	2,573,088	11/15/00	$0.030	$77,193
John N. Hatsopoulos Family Trust 2007	1,326,912	11/15/00	$0.030	$39,807
Robert A. Panora	100,000	05/15/01	$0.030	$3,000
George N. Hatsopoulos	190,000	04/17/02	$0.300	$57,000

Private Placement @ $0.30 per share
Charles T. Maxwell	100,000	03/01/04	$0.300	$30,000
Charles T. Maxwell	100,000	11/03/06	$0.300	$30,000

Restricted Stock Award
Robert A. Panora	533,400	12/04/06	$0.001	$533
Robert Panora	20,000	12/04/06	$0.001	$20
Bonnie Brown	50,000	12/13/06	$0.001	$50
Anthony S. Loumidis	30,000	12/13/06	$0.001	$30
Angelina Galiteva	100,000	12/13/06	$0.001	$100

Debt Conversion
George & Daphne Hatsopoulos JT	2,191,600	01/01/07	$0.300	$657,480
John N. Hatsopoulos Family Trust 2007	1,107,600	01/01/07	$0.300	$332,280

Debt Conversion
George & Daphne Hatsopoulos JT	3,900,000	09/30/08	$0.300	$1,170,000
George & Daphne Hatsopoulos JT	1,842,750	09/30/08	$0.300	$552,825
John & Patricia Hatsopoulos JTWROS	3,900,000	09/30/08	$0.300	$1,170,000
John & Patricia Hatsopoulos JTWROS	1,842,750	09/30/08	$0.300	$552,825

Restricted Stock Award
Ahmed Ghoniem	100,000	10/01/08	$0.001	$100
Charles T. Maxwell	100,000	10/01/08	$0.001	$100

Warrants
George N. Hatsopoulos	225,000	03/26/10	$0.300	$67,500
John N. Hatsopoulos	225,000	03/26/10	$0.300	$67,500

Private Placement @ $0.65 per share
Southern California Gas Company	769,231	06/10/11	$0.650	$500,000

Private Placement @ $0.70 per share
Michael Zuk, Jr. & Gayle Line Zuk JTWROS	20,000	05/31/11	$0.700	$14,000

Restricted Stock Award
Martin J. McDonough	200,000	06/20/11	$0.001	$200

Debt Conversion
George N. Hatsopoulos	25,895	09/24/11	$0.500	$12,948
Paris & Aliki Nikolaides TTEES JNH 1989 Family Trust NMH	60,011	09/24/11	$0.500	$30,006
Paris & Aliki Nikolaides TTEES JNH 1989 Family Trust AJH	60,011	09/24/11	$0.500	$30,006

Private Placement @ $0.80 per share
RBC Cees Nominees Ltd. B2599/B3957	347,188	11/30/11	$0.800	$277,750
RBC Cees Nominees Ltd. B2602/B3923	2,500,000	11/30/11	$0.800	$2,000,000
Jeremy Benjamin	200,000	11/30/11	$0.800	$160,000
Nettlestone Enterprises Limited	625,000	11/30/11	$0.800	$500,000

Private Placement @ $0.80 per share
Bruno Meier	250,000	04/06/12	$0.800	$200,000

Shares upon future exercise of Convertible Debenture
George N. Hatsopoulos	303,223		$0.300	$90,967

Total shares registered	35,376,268			$8,675,396